UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 1)(1)

SunTrust Banks, Inc.

(Name of Issuer)

Depositary Shares, Each Representing 1/4,000th Interest in a Share of Perpetual Preferred Stock, Series A

(Title of Class of Securities)

867914509

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Sirios Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Sirios Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Sirios/QP Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Sirios Overseas Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Sirios Focus Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Sirios Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) IA, PN

1.	Names of Reporting Persons Sirios Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons John F. Brennan, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer: The name of the issuer is SunTrust Banks, Inc. (the “Company”).
(b)	Address of Issuer’s Principal Executive Offices: The Company’s principal executive offices are located at 303 Peachtree Street, N.E., Atlanta, Georgia 30308.

Item 2.
(a)

Name of Person(s) Filing:
This statement is filed by:

(i)        Sirios Capital Partners, L.P., a Delaware limited partnership (“SCP I”), with   respect to the shares of Series A Preferred Stock directly owned by it;

(ii)       Sirios Capital Partners II, L.P., a Delaware limited partnership (“SCP II”), with respect to the shares of Series A Preferred Stock directly owned by it;

(iii)      Sirios/QP Partners, L.P., a Cayman Islands exempted limited partnership (“SQP”), with respect to the shares of Series A Preferred Stock directly owned by it;

(iv)      Sirios Overseas Fund, Ltd., a Cayman Islands company (“SOF”), with respect to the shares of Series A Preferred Stock directly owned by it;

(v)       Sirios Focus Partners, L.P., a Cayman Islands exempted limited partnership (“SFP”), with respect to the shares of Series A Preferred Stock directly owned by it;

(vi)      Sirios Capital Management, L.P., a Delaware limited partnership (“SCM”), which serves as investment manager to SCP I, SCP II, SQP, SOF, and SFP with respect to the shares of Series A Preferred Stock directly owned by SCP I, SCP II, SQP, SOF, and SFP;

(vii)     Sirios Associates, L.L.C., a Delaware limited liability company (“SA”), which is the general partner of SCM, with respect to the shares of  Series A Preferred Stock directly owned by SCP I, SCP II, SQP, SOF, and SFP; and

(viii)    John F. Brennan, Jr., the sole managing member of SA, with respect to the shares of  Series A Preferred Stock directly owned by SCP I, SCP II, SQP, SOF, and SFP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)

Address of Principal Business Office or, if none, Residence:
The address of the business office of SCP I, SCP II, SCM, SA, and Mr. Brennan is One International Place, Boston, Massachusetts 02110-2649.  The address of the registered office of SQP, SOF, and SFP is c/o Goldman Sachs Administrative Services, Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, PO Box 896, KY1•1103, Cayman Islands.

(c)	Citizenship: SCP I, SCP II, and SCM are limited partnerships organized under the laws of the State of Delaware. SQP and SFP are exempted limited partnerships organized under the laws of the

Cayman Islands.  SOF is a company organized under the laws of the Cayman Islands.  SA is a limited liability company organized under the laws of the State of Delaware.  Mr. Brennan is a United States citizen.

	(d)	Title of Class of Securities: Depositary Shares, each representing 1/4,000th interest in a share of Perpetual Preferred Stock, Series A, no par value (the “Series A Preferred Stock”)
	(e)	CUSIP Number: 867914509

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

A.   Sirios Capital Partners, L.P.:   - 0 -

B.   Sirios Capital Partners II, L.P.:   - 0 -

C.   Sirios/QP Partners, L.P.:    - 0 -

D.   Sirios Overseas Fund, Ltd.:   - 0 -

E.    Sirios Focus Partners, L.P.:    - 0 -

F. Sirios Capital Management, L.P.: - 0 - G. Sirios Associates, L.L.C.: - 0 - H. John F. Brennan, Jr.: - 0 -
(b)

Percent of class:

A.     Sirios Capital Partners, L.P.:    0.00%

B.     Sirios Capital Partners II, L.P.:    0.00%

C.     Sirios/QP Partners, L.P.:    0.00%

D.     Sirios Overseas Fund, Ltd.:    0.00%

E.     Sirios Focus Partners, L.P.:    0.00%

F.      Sirios Capital Management, L.P.:     0.00%

G.     Sirios Associates, L.L.C.:    0.00%

H.     John F. Brennan, Jr.:    0.00%

(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote:

A.   Sirios Capital Partners, L.P.:   - 0 -

B.   Sirios Capital Partners II, L.P.:   - 0 -

C.   Sirios/QP Partners, L.P.:    - 0 -

D.   Sirios Overseas Fund, Ltd.:   - 0 -

E.    Sirios Focus Partners, L.P.:    - 0 -

F.    Sirios Capital Management, L.P.:   - 0 -

G.    Sirios Associates, L.L.C.:   - 0 -

H.    John F. Brennan, Jr.:   - 0 -

(ii)

Shared power to vote or to direct the vote:

A.   Sirios Capital Partners, L.P.:   - 0 -

B.   Sirios Capital Partners II, L.P.:   - 0 -

C.   Sirios/QP Partners, L.P.:    - 0 -

D.   Sirios Overseas Fund, Ltd.:   - 0 -

E.    Sirios Focus Partners, L.P.:    - 0 -

F.    Sirios Capital Management, L.P.:   - 0 -

G.    Sirios Associates, L.L.C.:   - 0 -

H.    John F. Brennan, Jr.:   - 0 -

(iii)

Sole power to dispose or to direct the disposition of:

A.   Sirios Capital Partners, L.P.:   - 0 -

B.   Sirios Capital Partners II, L.P.:   - 0 -

C.   Sirios/QP Partners, L.P.:    - 0 -

D.   Sirios Overseas Fund, Ltd.:   - 0 -

E.    Sirios Focus Partners, L.P.:    - 0 -

F.    Sirios Capital Management, L.P.:   - 0 -

G. Sirios Associates, L.L.C.: - 0 - H. John F. Brennan, Jr.: - 0 -
(iv)

Shared power to dispose or to direct the disposition of:

A.   Sirios Capital Partners, L.P.:   - 0 -

B.   Sirios Capital Partners II, L.P.:   - 0 -

C.   Sirios/QP Partners, L.P.:    - 0 -

D.   Sirios Overseas Fund, Ltd.:   - 0 -

E.    Sirios Focus Partners, L.P.:    - 0 -

F.    Sirios Capital Management, L.P.:   - 0 -

G.    Sirios Associates, L.L.C.:   - 0 -

H.    John F. Brennan, Jr.:   - 0 -

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 31st day of January, 2010.

/s/ John F. Brennan, Jr.

John F. Brennan, Jr., individually, and as sole managing member of Sirios Associates, L.L.C., the general partner of Sirios Capital Management, L.P., the investment manager of Sirios Capital Partners, L.P., Sirios Capital Partners II, L.P., Sirios/QP Partners, L.P., Sirios Overseas Fund, Ltd., and Sirios Focus Partners, L.P.

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the Series A Preferred Stock of SunTrust Banks, Inc., and that the amended Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 31st day of January, 2010.

/s/ John F. Brennan, Jr.

John F. Brennan, Jr., individually, and as sole managing member of Sirios Associates, L.L.C., the general partner of Sirios Capital Management, L.P., the investment manager of Sirios Capital Partners, L.P., Sirios Capital Partners II, L.P., Sirios/QP Partners, L.P., Sirios Overseas Fund, Ltd., and Sirios Focus Partners, L.P.